UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-40954

(Check One):

[  ] Form 10-K

[_] Form 20-F

[_] Form 11-K

[X] Form 10-Q

[  ] Form 10-D

[_] Form N-SAR

[_] Form N-CSR

For Period Ended:  September 30, 2006

[_]

Transition Report on Form 10-K

[_]

Transition Report on Form 20-F

[_]

Transition Report on Form 11-K

[_]

Transition Report on Form 10-Q

[_]

Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________

PART I

REGISTRANT INFORMATION

CCI Group, Inc.

Full Name of Registrant

______________________________

Former Name if Applicable

8 Sayers Path

Address of Principal Executive Office (Street and number)

Wainscott, NY 11975

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[   ]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_]

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant was not able to file its Annual Report on Form 10-Q for the year ended September 30, 2006, within the prescribed time period because its independent auditors need additional time to complete their review. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the 5th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Fred W. Jackson              (646)                       827-9733

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [    ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the current 9 month period have risen to $1,964,403 from $1,268,700 for the prior fiscal year to date as a result of increased activity.  The loss for the 9 month period ended September 30, 2006 has decreased from ($4,981,763) to approximately ($2,055,000) primarily as a result of a decrease in financing costs and the revenue increase noted above.

CCI Group, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006

CCI GROUP, INC.

By:  /s/ Fred W. Jackson

Name:  Fred W. Jackson

Title:    President